Mail Stop 4561

   March 21, 2006

Mr. Kung-Chieh Huang
Chief Financial Officer
Eupa International Corporation
89 N. San Gabriel Boulevard
Pasadena, CA 91107

      Re:	Eupa International Corporation
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-26539

Dear Mr. Huang:

      We have reviewed your response letter dated March 10, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 3. Legal Proceedings, page 3
1. We note the disclosure on page 3 of your amended annual report regarding a lawsuit brought against Tsann Kuen Enterprise Co., Ltd.
and your subsidiary, Tsann Kuen U.S.A., related to sales of products in Iran by Tsann Kuen China (Shanghai) Enterprises Ltd. Iran is identified as a state sponsor of terrorism by the State Department, and is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control. Your Form 10-KSB/A contains no other information regarding contacts with Iran by you, TK
USA or any other affiliated entity. Please describe for us your current, historical, and anticipated direct or indirect business activities in or contacts with Iran, whether through subsidiaries or other affiliates, joint ventures, or other direct or indirect arrangements. Your discussion should include, but not be limited to:
* the extent and nature of any business activities in Iran, including the type and dollar value of goods sold, and whether TKS, TK USA or any other affiliate continues to sell goods in Iran; and
* whether the parties with whom you have agreements to sell, or to whom you otherwise sell, in Iran, are entities controlled by or affiliated with the government of Iran; the material terms of any agreements covering sales into Iran; and whether such agreements are still in force.
2. Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether these activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your business activities upon your reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these illustrative actions.

Consolidated Statements of Operations, page F-3
3. We note your response to comment 4. In future filings, please revise your statements of operations to classify costs related to research and development services and fiduciary and administration services as costs of services to arrive at gross profit rather than general and administrative expenses.  Reference is made to Rule 5-
03
of Regulation S-X.

Note D - Intangible Assets, page F-12
4. We note your response to comment 1. Please revise your disclosure in future filings to include a more detailed description of your impairment policies related to intangible assets and the useful lives assigned to those assets.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions regarding comments three or four. If you have questions regarding comments one or two, please contact Pradip Bhaumik in the Office of
Global Security Risk at (202) 551-3333



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Kung-Chieh Huang
Eupa International Corporation
March 21, 2006
Page 1